SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 8, 2004

MERANT plc
(Translation of Registrant's Name Into English)

The Lawn, Old Bath Road, Newbury, England RG14 1QN
(Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                             No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

LONDON STOCK EXCHANGE ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons 1 Name of company

MERANT plc

2 Name of director

Gerald Perkel

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Same as above

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Regent Trust Company Limited

5 Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Same as above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase under Merant Employee Share Purchase Plan

7 Number of shares/amount of stock acquired

10,718

8 Percentage of issued class

0.01%
9 Number of shares/amount of stock disposed



10 Percentage of issued class



11 Class of security

Ordinary 2p

12 Price per share

GBP 1.1135

13 Date of transaction

02 January 2004

14 Date company informed

02 January 2004

15 Total holding following this notification

45,583

16 Total percentage holding of issued class following this notification

0.04%
If a director has been granted options by the company please complete the following boxes

17 Date of grant



18 Period during which or date on which exercisable



19 Total amount paid (if any) for grant of the option



20 Description of shares or debentures involved: class, number



21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22 Total number of shares or debentures over which options held following this notification



23 Any additional information



24 Name of contact and telephone number for queries

Tejaswini Salvi  -  01727 813230

25 Name and signature of authorised company official responsible for making this notification

Tejaswini Salvi  - 01727 813230

Date of Notification
06 January 2004

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  January 8, 2004              By: /s/ Stephen M. Going
                                 --------------------------------------
                                       Stephen M. Going
                                       Vice President and General Counsel